NO ACT

PE
1-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011546

March 27, 2009

Received SEC

MAR 27 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-09

Mark D. Nielsen
Vice President – Legal
Corporate Governance
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Re: Raytheon Company
Incoming letter dated January 21, 2009

Dear Mr. Nielsen:

This is in response to your letter dated February 24, 2009 and a letter from Sidley Austin LLP dated January 21, 2009 concerning the shareholder proposal submitted to Raytheon by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

March 27, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated January 21, 2009

The proposal urges the board of directors to seek shareholder approval of any future extraordinary retirement benefits for senior executives.

We are unable to concur in your view that Raytheon may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Raytheon may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

February 24, 2009

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Shareholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, following receipt of a letter (the "Response Letter"), dated February 13, 2009, by a representative of the AFL-CIO Reserve Fund (the "Proponent") in response to the Company's letter of January 21, 2009 (the "No-Action Request") notifying the staff (the "Staff") of the Securities and Exchange Commission of Raytheon's intention to exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by the Proponent. The purpose of this letter is to respond to several points raised by the Proponent in the Response Letter.

A copy of the Response Letter is attached to this letter as Exhibit A and a copy of the No-Action Request is attached to this letter as Exhibit B.

I. The Response Letter fails to address the Company's arguments contained in the No-Action Request.

As we noted in our No-Action Request, the Proposal misleadingly suggests that the Company's compensation programs violate the law. By stating that the Company's SERP Plan provides for compensation payments which "exceed[ed] limits set by Federal tax law", the Proposal suggests that there is something unlawful about this program. This is a damaging suggestion and one that is simply not true. Federal tax law imposes no limit on the amount of compensation that can be paid to an executive. The only restrictions imposed by federal tax law in this context are on a public company employer's ability to deduct certain compensation expenses.

In response, the Proponent argues that, "[t]he Internal Revenue Code's limitation on deductibility of executive compensation is a well-established fact. Consequently, the Proposal's statement that there are compensation limits set by federal tax law is not false and misleading." This is no rebuttal to the Company's argument. Unless the Proposal is amended to be clear on the distinction between limits on deductibility and limits on absolute compensation, it will remain materially misleading and therefore subject to exclusion per Rule 14a-8(i)(3).

The Proponent's response to the No-Action Request's second argument is similarly non-responsive. In the No-Action Request, the Company argued that, in failing to note various limitations to its scope, the Proposal seriously exaggerated the benefits provided under the Company's SERP. The Response Letter does not address this point. Rather, in the Response Letter, the Proponent states:

> "The SERP benefit is by no means immaterial despite the various requirements reiterated by the Company. In point of fact, according to Page 40 of the Company's proxy statement, the present value of Senior Vice President, General Counsel and Secretary Jay Stephens' SERP [*sic*] is $3.39 million and that of Vice President Daniel Smith's is $2.25 million. These benefits are significant enough to be of interest to shareholders.

This response fails to address the point made in the No-Action Request. The passage quoted above seems to suggest that the Company's original argument was that the SERP was somehow too insignificant to be included in the proxy materials. This is not the case. The Company did not suggest in the No-Action Letter that the SERP was "immaterial" or not "of interest" to its shareholders. Rather, the Company noted in the No-Action Letter that the Proposal's description of the SERP contains material inaccuracies. For the reasons stated in the No-Action Letter, the Company should be permitted to exclude the Proposal unless these inaccuracies are corrected.

II. The Response Letter erroneously states that the Company's shareholders approved this proposal at the 2007 Annual Meeting.

Just as shareholders could be seriously misled by erroneous statements contained in the Proponent's Supporting Statement, the SEC could be seriously misled by erroneous statements contained in the Response Letter. The Response Letter makes the following statement in the first sentence of the second paragraph on page 2:

> "[I]n 2007, the Proposal was approved by 50.2%; . . ."

Similarly, the Response Letter states in the first sentence on the top of page 4 that "a majority of the shareholders at the Company's 2007 annual meeting . . . found that extraordinary benefits for senior executives are unnecessary given the high levels of executive compensation at Raytheon."

These statements are untrue. Applying the pertinent rules of Delaware law, the Proponent's SERP proposal was *not* approved by the majority of the Company's shareholders at the 2007 Annual Meeting, and indeed has never been approved by a majority of Company's shareholders at an annual meeting.

Under Delaware law, approval of a shareholder proposal at an annual meeting requires the "affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote." Abstentions, for purposes of determining whether this standard has been met, are treated under Delaware law as "present and entitled to vote" and therefore have the effect of a vote against a shareholder proposal. Applying these principles of Delaware law, this proposal was not approved by the Company's shareholders at that meeting. Vote totals for several recent Raytheon Annual Meetings are shown on Exhibit C. At the 2007 Annual Meeting, 181,915,553 shares were voted "For" the Proposal, 180,254,217 shares were voted "Against" the Proposal and 7,740,992 shares abstained. As a result, the Proposal was unquestionably not approved by the shareholders at the 2007 (or any other) Annual Meeting.

III. Conclusion

The Company renews its arguments presented in the No-Action Request and respectfully requests that the Staff concur with its conclusion that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(3) if the misleading statements identified above and in the No-Action Request are not omitted or corrected in a resubmitted proposal. If you have any questions regarding the contents of this letter or desire additional information, please do not hesitate to contact the undersigned at (781) 522-3036.

Very truly yours,

Mark D Nielsen

Mark D. Nielsen

cc: Robert E. McGarrah, Jr.

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 13, 2009

By e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Raytheon Company ("Raytheon" or "the Company") by letter dated January 21 2009 that it may exclude the shareholder proposal (the "Proposal"), co-filed by the AFL-CIO Reserve Fund (the "Proponent"), from its 2009 proxy materials.

I. Introduction

Proponents' shareholder proposal to Raytheon urges:

> the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.
>
> For the purposes of this resolution, "extraordinary retirement benefits" means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

Raytheon argues that it may exclude the Proposal because it "includes statements that are false and misleading and which are therefore excludable under Rule 14a-8(i)(3)."

The Proposal is the exact same proposal that was approved by 40.5% of the votes cast at Raytheon's 2008 Annual Meeting; in 2007, the Proposal was approved by 50.2%; and in 2006, it received 49.6% of the votes cast.[1] Now, for the first time, the Company argues that the Proposal is excludable under Rule 14a-8(i)(3).[2]

II. The Proposal's Supporting Statement is accurate and contains nothing that is false and misleading under Rule 14a-8(i)(3).

The Company now claims the Proposal's Supporting Statement includes statements that are false and misleading. Specifically, the Company focuses on this sentence:

> Supplemental executive retirement plans ("SERPs") provide retirement benefits for a select group of management or highly compensated employees whose compensation exceeds limits set by federal tax law.

Raytheon concedes that, "Tax law does, of course, provide rules as to when compensation is taxable to an employee or deductible by an employer, and some of these rules include limits."

In fact, Section 162 (m) of the Internal Revenue Code[3], which applies to all public companies, specifies:

> (m) **Certain excessive employee remuneration**
> (1) **In general**
>
> In the case of any publicly held corporation, no deduction shall be allowed under this chapter for applicable employee remuneration with respect to any covered employee to the extent that the amount of such remuneration for the taxable year with respect to such employee exceeds $1,000,000.

Section 162(m) is unquestionably a limit set by federal law on the amount of employee compensation a public company may deduct from its income under the Internal Revenue Code. Moreover, Section 162(m) and its $1 million limit on executive compensation are well known.[4]

---

[1] Data calculated from Forms 10-Q, Raytheon Company, 2006-2008.
[2] None of the Company's Proxy Statements in opposition to this Proposal in 2008, 2007 and 2006 contained a single word alleging, as Raytheon now claims in 2009, that the Proposal contains false and misleading statements.
[3] 26 USC § 162(m).

The Securities and Exchange Commission and the Division of Corporation Finance have devoted countless hours to the issue of executive compensation disclosure to shareholders. Indeed, Regulation S-K was designed to provide better disclosure to shareholders on executive compensation, including Supplemental Employee Retirement Plans (SERPs).[5]

The Internal Revenue Code's limitation on the deductibility of executive compensation is a well-established fact. Consequently, the Proposal's statement that there are compensation limits set by federal tax law is not false and misleading.

The Company also claims that the second paragraph of the Supporting Statement "seriously misrepresents the relationship between the SERP and the Company's other pension plans, exaggerating the scope of the SERP benefit." The SERP benefit is by no means immaterial despite the various requirements reiterated by the Company. In point of fact, according to Page 40 of the Company's proxy statement, the present value of Senior Vice President, General Counsel and Secretary Jay Stephens' SERP is $3.39 million and that of Vice President Daniel Smith's is $2.25 million. These benefits are significant enough to be of interest to shareholders.

While it is now clear that the Company has a different view of its SERP than the Proponent and a substantial number of the Company's shareholders, the Company's reliance upon Rule 14a-8(i)(3) to exclude the Proposal is misplaced.

Professor Lucien Bebchuk, a leading authority on executive compensation, explains that:

> SERPs differ from typical qualified pension plans in two critical ways. First, they do not receive the favorable tax treatment enjoyed by qualified plans; no investment income goes untaxed under a SERP. The company pays taxes on the income it must generate in order to pay the executive in retirement. If the money had been distributed as salary, on the other hand, the executive who invested the money for retirement would have had to pay taxes on any income generated. The effect of the SERP, therefore, is to shift some of the executive's tax burden to the firm.[6]

---

[4] Keith Epstein and Eamon Javers, "How Bill Clinton Helped Boost CEO Pay," Business Week, November 27, 2006, p.64.

[5] U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Observations in the Review of Executive Compensation Disclosure ("Staff Observations"), http://sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm (accessed February 6, 2009).

[6] Lucian Arye Bebchuk and Jesse M. Fried, "Stealth Compensation via Retirement Benefits," 1 Berkeley Bus. L.J. 291 (2004).

The Corporate Library[7], Risk Metrics[8] and a majority of shareholders at the Company's 2007 Annual Meeting all found that extraordinary benefits for senior executives are unnecessary given the high levels of executive compensation at Raytheon.

Raytheon's total annual and total actual compensation paid to its CEO is more than 20% greater than the medians at other similarly sized firms.[9] All other compensation paid by Raytheon is also high, according to the Corporate Library, and is comprised of items primarily unrelated to company performance (personal use of aircraft and automobiles, retirement plan contributions, financial planning services, club dues, security system installation expenses, entertainment expenses and an ancillary expenses allowance).

III. Conclusion

Raytheon has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rule 14a-8(i)(3) because it does not contain statements that are false or misleading.

Consequently, since Raytheon has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

---

[7] The Corporate Library, "Raytheon Company Corporate Governance Profile" (July 28, 2008), p. 3.
[8] RiskMetrics Group, US Proxy Advisory Services, "Raytheon Co.," May 7, 2008.
[9] The Corporate Library, Op. cit.

Exhibit B

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

jkelsh@sidley.com
312-853-7097

FOUNDED 1866

1934 Act/Rule 14a-8

January 21, 2009

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Stockholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted by Raytheon Company, a Delaware corporation (the "Company" or "Raytheon"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission of Raytheon's intention to exclude from its proxy materials (the "Proxy Materials") for its 2009 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") and received by the Company on December 23, 2008. The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the Proxy Materials unless certain portions of the supporting statement (the "Supporting Statement") which accompanies the Proposal are omitted or corrected in a re-submitted proposal.

The Proposal states as follows:

"**Resolved**: The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a

manner that does not violate any existing employment agreement or vested pension benefit.

"For Purposes of this resolution, 'extraordinary retirement benefits' means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees."

A copy of the Proposal, including the Supporting Statement, is attached to this letter as Exhibit A.

The Company intends to file its definitive proxy materials for the Annual Meeting on or about April 20, 2009. This letter is being submitted to the electronic mail address specified by *Staff Legal Bulletin 14D* (November 7, 2008). One copy of this letter and its exhibit is being sent to the Proponent.

I. The Supporting Statement includes statements that are false and misleading and which are therefore excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal or the supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Supporting Statement contains materially false and misleading statements that violate Rule 14a-9 and, accordingly, the Proposal may be excluded from the Proxy Materials unless the Proponent submits a revised proposal in which the statements described below have been omitted or corrected.

In the first paragraph of the Supporting Statement, the Proponent describes supplemental executive retirement plans ("SERPs") as "provid[ing] retirement benefits for a select group of management or highly compensated employees *whose compensation exceeds limits set by Federal tax law.*" (emphasis added). Federal tax law, however, imposes no limit on the amount of compensation that may be paid.[1] It is simply not true that the compensation of certain Raytheon executives "exceeds limits set by Federal tax law." The Proponent's statement is materially false and misleading in that it alleges unlawful conduct that does not exist. The Company should be permitted to exclude the Proposal from the Proxy Materials unless the Proponent submits a revised proposal in which this statement is omitted or corrected.

[1]Tax law does, of course, provide rules as to when compensation is taxable to an employee or deductible by an employer, and some of these rules include limits. Contrary to the assertion in the Supporting Statement, however, tax law does not limit the amount of compensation that may be paid.

The second paragraph of the Supporting Statement states:

> "Our Company provides executives with the opportunity to earn additional pension benefits not provided by the Company's tax-qualified retirement plan or the Company's Excess Pension Plan. Under this SERP, participating senior executives after 15 years of service and age 60 may receive annual payments up to 50 percent of their final average compensation."

This paragraph seriously misrepresents the relationship between the SERP and the Company's other pension plans, exaggerating the scope of the SERP benefit. The paragraph suggests that a SERP-eligible executive meeting the specified age and tenure requirements will receive a SERP benefit of up to 50 percent of his or her final average compensation in addition to other pension plan benefits. This is not the case. SERP benefits are not paid on top of other pension benefits, but rather they *encompass* such other benefits. The benefit to which an employee is entitled under the Company's SERP is offset and reduced by amounts paid under the Company's other pension plans, as well as by amounts payable under other employer plans and social security. As was disclosed in the Company's 2008 proxy statement, the SERP is designed to provide a senior executive joining the Company mid-career with a total pension benefit that will replicate but not exceed the total pension benefits that the executive would have attained had he or she started his or her career with the Company. It is for this reason that certain long-serving SERP-eligible executives, including the Company's current Chairman and Chief Executive Officer, will receive no benefit whatsoever under the SERP. The Proponent's misleading description of the SERP implies that the scope of payments made under the SERP is far greater than is actually the case. The Company should therefore be permitted to exclude the Proposal from the Proxy Materials unless the Proponent submits a revised proposal in which this statement is omitted or corrected.

II. Conclusion.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from the Proxy Materials unless the above-referenced portions of the Supporting Statement are omitted or corrected in a resubmitted proposal. If you have any questions regarding this request or desire additional information, please contact the undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh

John P. Kelsh

cc: Vineeta Anand

CH1 4545604v.4

Exhibit C

2008 Annual Meeting - SERP Proposal Results

For	139,440,713
Against	205,125,899
Abstain	5,541,976
%For (Del law)	39.8278%

2007 Annual Meeting - SERP Proposal Results

For	181,915,553
Against	180,254,217
Abstain	7,740,992
%For (Del law)	49.1782%

2006 Annual Meeting - SERP Proposal Results

For	181,909,417
Against	182,603,555
Abstain	5,128,151
%For (Del law)	49.2124%

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 13, 2009

By e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Raytheon Company ("Raytheon" or "the Company") by letter dated January 21 2009 that it may exclude the shareholder proposal (the "Proposal"), co-filed by the AFL-CIO Reserve Fund (the "Proponent"), from its 2009 proxy materials.

I. Introduction

Proponents' shareholder proposal to Raytheon urges:

> the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.
>
> For the purposes of this resolution, "extraordinary retirement benefits" means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

Raytheon argues that it may exclude the Proposal because it "includes statements that are false and misleading and which are therefore excludable under Rule 14a-8(i)(3)."

The Proposal is the exact same proposal that was approved by 40.5% of the votes cast at Raytheon's 2008 Annual Meeting; in 2007, the Proposal was approved by 50.2%; and in 2006, it received 49.6% of the votes cast.[1] Now, for the first time, the Company argues that the Proposal is excludable under Rule 14a-8(i)(3).[2]

II. The Proposal's Supporting Statement is accurate and contains nothing that is false and misleading under Rule 14a-8(i)(3).

The Company now claims the Proposal's Supporting Statement includes statements that are false and misleading. Specifically, the Company focuses on this sentence:

> Supplemental executive retirement plans ("SERPs") provide retirement benefits for a select group of management or highly compensated employees whose compensation exceeds limits set by federal tax law.

Raytheon concedes that, "Tax law does, of course, provide rules as to when compensation is taxable to an employee or deductible by an employer, and some of these rules include limits."

In fact, Section 162 (m) of the Internal Revenue Code[3], which applies to all public companies, specifies:

> (m) **Certain excessive employee remuneration**
> (1) **In general**
>
> In the case of any publicly held corporation, no deduction shall be allowed under this chapter for applicable employee remuneration with respect to any covered employee to the extent that the amount of such remuneration for the taxable year with respect to such employee exceeds $1,000,000.

Section 162(m) is unquestionably a limit set by federal law on the amount of employee compensation a public company may deduct from its income under the Internal Revenue Code. Moreover, Section 162(m) and its $1 million limit on executive compensation are well known.[4]

---

[1] Data calculated from Forms 10-Q, Raytheon Company, 2006-2008.
[2] None of the Company's Proxy Statements in opposition to this Proposal in 2008, 2007 and 2006 contained a single word alleging, as Raytheon now claims in 2009, that the Proposal contains false and misleading statements.
[3] 26 USC § 162(m).

The Securities and Exchange Commission and the Division of Corporation Finance have devoted countless hours to the issue of executive compensation disclosure to shareholders. Indeed, Regulation S-K was designed to provide better disclosure to shareholders on executive compensation, including Supplemental Employee Retirement Plans (SERPs).[5]

The Internal Revenue Code's limitation on the deductibility of executive compensation is a well-established fact. Consequently, the Proposal's statement that there are compensation limits set by federal tax law is not false and misleading.

The Company also claims that the second paragraph of the Supporting Statement "seriously misrepresents the relationship between the SERP and the Company's other pension plans, exaggerating the scope of the SERP benefit." The SERP benefit is by no means immaterial despite the various requirements reiterated by the Company. In point of fact, according to Page 40 of the Company's proxy statement, the present value of Senior Vice President, General Counsel and Secretary Jay Stephens' SERP is $3.39 million and that of Vice President Daniel Smith's is $2.25 million. These benefits are significant enough to be of interest to shareholders.

While it is now clear that the Company has a different view of its SERP than the Proponent and a substantial number of the Company's shareholders, the Company's reliance upon Rule 14a-8(i)(3) to exclude the Proposal is misplaced.

Professor Lucien Bebchuk, a leading authority on executive compensation, explains that:

> SERPs differ from typical qualified pension plans in two critical ways. First, they do not receive the favorable tax treatment enjoyed by qualified plans; no investment income goes untaxed under a SERP. The company pays taxes on the income it must generate in order to pay the executive in retirement. If the money had been distributed as salary, on the other hand, the executive who invested the money for retirement would have had to pay taxes on any income generated. The effect of the SERP, therefore, is to shift some of the executive's tax burden to the firm.[6]

---

[4]Keith Epstein and Eamon Javers, "How Bill Clinton Helped Boost CEO Pay," Business Week, November 27, 2006, p.64.

[5] U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Observations in the Review of Executive Compensation Disclosure ("Staff Observations"), http://sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm (accessed February 6, 2009).

[6] Lucian Arye Bebchuk and Jesse M. Fried, "Stealth Compensation via Retirement Benefits," 1 Berkeley Bus. L.J. 291 (2004).

The Corporate Library[7], Risk Metrics[8] and a majority of shareholders at the Company's 2007 Annual Meeting all found that extraordinary benefits for senior executives are unnecessary given the high levels of executive compensation at Raytheon.

Raytheon's total annual and total actual compensation paid to its CEO is more than 20% greater than the medians at other similarly sized firms.[9] All other compensation paid by Raytheon is also high, according to the Corporate Library, and is comprised of items primarily unrelated to company performance (personal use of aircraft and automobiles, retirement plan contributions, financial planning services, club dues, security system installation expenses, entertainment expenses and an ancillary expenses allowance).

III. Conclusion

Raytheon has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rule 14a-8(i)(3) because it does not contain statements that are false or misleading.

Consequently, since Raytheon has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

---

[7] The Corporate Library, "Raytheon Company Corporate Governance Profile" (July 28, 2008), p. 3.
[8] RiskMetrics Group, US Proxy Advisory Services, "Raytheon Co.," May 7, 2008.
[9] The Corporate Library, Op. cit.

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

jkelsh@sidley.com
312-853-7097

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

1934 Act/Rule 14a-8

January 21, 2009

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Stockholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted by Raytheon Company, a Delaware corporation (the "Company" or "Raytheon"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission of Raytheon's intention to exclude from its proxy materials (the "Proxy Materials") for its 2009 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") and received by the Company on December 23, 2008. The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the Proxy Materials unless certain portions of the supporting statement (the "Supporting Statement") which accompanies the Proposal are omitted or corrected in a re-submitted proposal.

The Proposal states as follows:

"**Resolved**: The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a

manner that does not violate any existing employment agreement or vested pension benefit.

"For Purposes of this resolution, 'extraordinary retirement benefits' means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees."

A copy of the Proposal, including the Supporting Statement, is attached to this letter as Exhibit A.

The Company intends to file its definitive proxy materials for the Annual Meeting on or about April 20, 2009. This letter is being submitted to the electronic mail address specified by *Staff Legal Bulletin 14D* (November 7, 2008). One copy of this letter and its exhibit is being sent to the Proponent.

I. The Supporting Statement includes statements that are false and misleading and which are therefore excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal or the supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Supporting Statement contains materially false and misleading statements that violate Rule 14a-9 and, accordingly, the Proposal may be excluded from the Proxy Materials unless the Proponent submits a revised proposal in which the statements described below have been omitted or corrected.

In the first paragraph of the Supporting Statement, the Proponent describes supplemental executive retirement plans ("SERPs") as "provid[ing] retirement benefits for a select group of management or highly compensated employees *whose compensation exceeds limits set by Federal tax law*." (emphasis added). Federal tax law, however, imposes no limit on the amount of compensation that may be paid.[1] It is simply not true that the compensation of certain Raytheon executives "exceeds limits set by Federal tax law." The Proponent's statement is materially false and misleading in that it alleges unlawful conduct that does not exist. The Company should be permitted to exclude the Proposal from the Proxy Materials unless the Proponent submits a revised proposal in which this statement is omitted or corrected.

[1]Tax law does, of course, provide rules as to when compensation is taxable to an employee or deductible by an employer, and some of these rules include limits. Contrary to the assertion in the Supporting Statement, however, tax law does not limit the amount of compensation that may be paid.

The second paragraph of the Supporting Statement states:

"Our Company provides executives with the opportunity to earn additional pension benefits not provided by the Company's tax-qualified retirement plan or the Company's Excess Pension Plan. Under this SERP, participating senior executives after 15 years of service and age 60 may receive annual payments up to 50 percent of their final average compensation."

This paragraph seriously misrepresents the relationship between the SERP and the Company's other pension plans, exaggerating the scope of the SERP benefit. The paragraph suggests that a SERP-eligible executive meeting the specified age and tenure requirements will receive a SERP benefit of up to 50 percent of his or her final average compensation in addition to other pension plan benefits. This is not the case. SERP benefits are not paid on top of other pension benefits, but rather they *encompass* such other benefits. The benefit to which an employee is entitled under the Company's SERP is offset and reduced by amounts paid under the Company's other pension plans, as well as by amounts payable under other employer plans and social security. As was disclosed in the Company's 2008 proxy statement, the SERP is designed to provide a senior executive joining the Company mid-career with a total pension benefit that will replicate but not exceed the total pension benefits that the executive would have attained had he or she started his or her career with the Company. It is for this reason that certain long-serving SERP-eligible executives, including the Company's current Chairman and Chief Executive Officer, will receive no benefit whatsoever under the SERP. The Proponent's misleading description of the SERP implies that the scope of payments made under the SERP is far greater than is actually the case. The Company should therefore be permitted to exclude the Proposal from the Proxy Materials unless the Proponent submits a revised proposal in which this statement is omitted or corrected.

II. Conclusion.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from the Proxy Materials unless the above-referenced portions of the Supporting Statement are omitted or corrected in a resubmitted proposal. If you have any questions regarding this request or desire additional information, please contact the undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh

John P. Kelsh

cc: Vineeta Anand

CH1 4545604v.4

EXHIBIT A

Shareholder Proposal

RESOLVED: The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.

For the purposes of this resolution, "extraordinary retirement benefits" means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

Supporting Statement

Supplemental executive retirement plans ("SERPs") provide retirement benefits for a select group of management or highly compensated employees whose compensation exceeds limits set by Federal tax law. Because SERPs are unfunded plans and payable out of the Company's general assets, the associated pension liabilities can be significant.

Our Company provides executives with the opportunity to earn additional pension benefits not provided by the Company's tax-qualified retirement plan or the Company's Excess Pension Plan. Under this SERP, participating senior executives after 15 years of service and age 60 may receive annual payments up to 50 percent of their final average compensation.

In addition, certain executives have received pension enhancements. Senior Vice President and General Counsel Jay Stephens has received five additional years of pension credit for years not actually worked. Moreover, he and other senior executives are eligible to receive an additional three years of pension credit under the terms of their change-in-control agreements.

Providing senior executives with extraordinary retirement benefits increases the cost of the Company's nonqualified retirement plans to shareholders. In our view, the actuarial present value of an executive's extraordinary retirement benefit can be significant. In addition, we believe these extraordinary benefits are unnecessary given the high levels of executive compensation at our Company.

To help ensure that the use of extraordinary pension benefits for senior executives are in the best interests of shareholders, we believe such benefits should be submitted for shareholder approval. Because it is not always practical to obtain prior shareholder approval, the Company would have the option of seeking approval after the material terms were agreed upon.

We urge shareholders to vote FOR this proposal.

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

jkelsh@sidley.com
312-853-7097

FOUNDED 1866

1934 Act/Rule 14a-8

January 21, 2009

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Raytheon Company Stockholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is submitted by Raytheon Company, a Delaware corporation (the "Company" or "Raytheon"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission of Raytheon's intention to exclude from its proxy materials (the "Proxy Materials") for its 2009 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") and received by the Company on December 23, 2008. The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the Proxy Materials unless certain portions of the supporting statement (the "Supporting Statement") which accompanies the Proposal are omitted or corrected in a re-submitted proposal.

The Proposal states as follows:

"**Resolved**: The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a

manner that does not violate any existing employment agreement or vested pension benefit.

"For Purposes of this resolution, 'extraordinary retirement benefits' means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees."

A copy of the Proposal, including the Supporting Statement, is attached to this letter as Exhibit A.

The Company intends to file its definitive proxy materials for the Annual Meeting on or about April 20, 2009. This letter is being submitted to the electronic mail address specified by *Staff Legal Bulletin 14D* (November 7, 2008). One copy of this letter and its exhibit is being sent to the Proponent.

I. The Supporting Statement includes statements that are false and misleading and which are therefore excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a proposal if the proposal or the supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Supporting Statement contains materially false and misleading statements that violate Rule 14a-9 and, accordingly, the Proposal may be excluded from the Proxy Materials unless the Proponent submits a revised proposal in which the statements described below have been omitted or corrected.

In the first paragraph of the Supporting Statement, the Proponent describes supplemental executive retirement plans ("SERPs") as "provid[ing] retirement benefits for a select group of management or highly compensated employees *whose compensation exceeds limits set by Federal tax law.*" (emphasis added). Federal tax law, however, imposes no limit on the amount of compensation that may be paid.[1] It is simply not true that the compensation of certain Raytheon executives "exceeds limits set by Federal tax law." The Proponent's statement is materially false and misleading in that it alleges unlawful conduct that does not exist. The Company should be permitted to exclude the Proposal from the Proxy Materials unless the Proponent submits a revised proposal in which this statement is omitted or corrected.

[1]Tax law does, of course, provide rules as to when compensation is taxable to an employee or deductible by an employer, and some of these rules include limits. Contrary to the assertion in the Supporting Statement, however, tax law does not limit the amount of compensation that may be paid.

The second paragraph of the Supporting Statement states:

> "Our Company provides executives with the opportunity to earn additional pension benefits not provided by the Company's tax-qualified retirement plan or the Company's Excess Pension Plan. Under this SERP, participating senior executives after 15 years of service and age 60 may receive annual payments up to 50 percent of their final average compensation."

This paragraph seriously misrepresents the relationship between the SERP and the Company's other pension plans, exaggerating the scope of the SERP benefit. The paragraph suggests that a SERP-eligible executive meeting the specified age and tenure requirements will receive a SERP benefit of up to 50 percent of his or her final average compensation in addition to other pension plan benefits. This is not the case. SERP benefits are not paid on top of other pension benefits, but rather they *encompass* such other benefits. The benefit to which an employee is entitled under the Company's SERP is offset and reduced by amounts paid under the Company's other pension plans, as well as by amounts payable under other employer plans and social security. As was disclosed in the Company's 2008 proxy statement, the SERP is designed to provide a senior executive joining the Company mid-career with a total pension benefit that will replicate but not exceed the total pension benefits that the executive would have attained had he or she started his or her career with the Company. It is for this reason that certain long-serving SERP-eligible executives, including the Company's current Chairman and Chief Executive Officer, will receive no benefit whatsoever under the SERP. The Proponent's misleading description of the SERP implies that the scope of payments made under the SERP is far greater than is actually the case. The Company should therefore be permitted to exclude the Proposal from the Proxy Materials unless the Proponent submits a revised proposal in which this statement is omitted or corrected.

II. Conclusion.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from the Proxy Materials unless the above-referenced portions of the Supporting Statement are omitted or corrected in a resubmitted proposal. If you have any questions regarding this request or desire additional information, please contact the undersigned at (312) 853-7097, Michael Hyatte of our firm at (202) 736-8012 or Mark Nielsen of the Company at (781) 522-3036.

Very truly yours,

John P. Kelsh

John P. Kelsh

cc: Vineeta Anand

CHI 4545604v.4

EXHIBIT A

Shareholder Proposal

RESOLVED: The shareholders of Raytheon Company (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.

For the purposes of this resolution, "extraordinary retirement benefits" means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company's tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

Supporting Statement

Supplemental executive retirement plans ("SERPs") provide retirement benefits for a select group of management or highly compensated employees whose compensation exceeds limits set by Federal tax law. Because SERPs are unfunded plans and payable out of the Company's general assets, the associated pension liabilities can be significant.

Our Company provides executives with the opportunity to earn additional pension benefits not provided by the Company's tax-qualified retirement plan or the Company's Excess Pension Plan. Under this SERP, participating senior executives after 15 years of service and age 60 may receive annual payments up to 50 percent of their final average compensation.

In addition, certain executives have received pension enhancements. Senior Vice President and General Counsel Jay Stephens has received five additional years of pension credit for years not actually worked. Moreover, he and other senior executives are eligible to receive an additional three years of pension credit under the terms of their change-in-control agreements.

Providing senior executives with extraordinary retirement benefits increases the cost of the Company's nonqualified retirement plans to shareholders. In our view, the actuarial present value of an executive's extraordinary retirement benefit can be significant. In addition, we believe these extraordinary benefits are unnecessary given the high levels of executive compensation at our Company.

To help ensure that the use of extraordinary pension benefits for senior executives are in the best interests of shareholders, we believe such benefits should be submitted for shareholder approval. Because it is not always practical to obtain prior shareholder approval, the Company would have the option of seeking approval after the material terms were agreed upon.

We urge shareholders to vote FOR this proposal.